SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 24, 2005	By:	Signed:	G. A. Feigel

		Name:	G. A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, March 24, 2005

CPR AND CAW-TCA ANNOUNCE RATIFICATION OF THREE-YEAR
CONTRACT WITH 2,600 LOCOMOTIVE AND FREIGHT CAR REPAIR
AND SERVICING EMPLOYEES

CALGARY — The CAW-TCA Canada and Canadian Pacific Railway (TSX/NYSE: CP) announced that a three-year collective agreement with 2,600 employees who repair and service locomotives and freight cars has been ratified.

The agreement extends to the end of 2007. It provides for wage, pension and benefits improvements, as well as work rule changes that will generate increased productivity. Wage increases are 3% in each year of the collective agreement.

Tom Murphy, President Local 101 of the CAW-TCA Canada, said: “The agreement has many positive changes for both parties and provides a foundation to work towards a solid and stable future.”

Rob Ritchie, President and Chief Executive Officer of CPR, said: “We are pleased to have yet another settlement ratified by employees — the third contract ratification in just over two months. We have successfully established a pattern in settlements that provides consistent mutual benefits and a productive work environment.”

A four-year collective agreement with CPR’s 4,500 train crew employees was ratified in January and a three-year agreement with CPR’s 2,500 track maintenance employees was ratified earlier this month. Both agreements extend to the end of 2006. Negotiations are continuing with the union representing approximately 375 employees who maintain railway signal systems. Contracts are in place with all other unionized employees in Canada, including an agreement with clerical employees extending to the end of 2006 and agreements with rail traffic controllers and police officers extending to the end of 2005.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

End

Contacts
CPR
Media:	Investors:
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca

CAW-TCA Tom Murphy, President, Local 101

Brian McDonagh National Rail Staff Representative